                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

January 25, 2006

VIA EDGAR

Ms. Alison White
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re:  American Century Variable Portfolios Fi. No. 811-5188 14A filed 12/20/05

Dear Ms. White:

     Following are our responses to the comments you raised in your December 29,
2005,  email  with  regard  to the  14A  filing  by  American  Century  Variable
Portfolios,  Inc. ("ACVP"), filed on December 20, 2005. For your convenience, we have restated each comment prior to our answer.

     1. GENERAL:  SCHEDULES II AND III. We are unable to locate Schedules II and
III. Please advise or revise.  Also, please note that Schedule II should set out both the  number of shares  outstanding  AND the  number of votes to which  each class is entitled. SEE Item 6(a) of Schedule 14A.

     RESPONSE:  Schedules I and II provide  information  as of the record  date,
January 25, 2005. Accordingly,  the definitive 14A filing to be filed on January
30, 2006, will include the both Schedules. Schedule II will set forth the number of shares outstanding and the number of votes to which each class is entitled.

     2. FEATURES OF THE PROPOSED MANAGEMENT  AGREEMENT.  Please clarify what the differences  are  between  the  terms  of the  Agreement  and the  terms  of the management  agreement  pursuant to which the Advisor had been providing services to the Fund.

     RESPONSE:  The definitive 14A will clarify that the terms of the management agreement  pursuant to which the Advisor has been providing services to the Fund and the  terms  of the  Agreement  are  substantially  similar,  except  for the effective date and the renewal date.

     3. PROXY CARD.  Please bold the statement that "I understand that if I sign without otherwise marking this proxy, the shares  represented by this proxy will be voted as  recommended by the Board of Directors."  SEE  §14a-4(b)(1)  of
Regulation 14A.

     RESPONSE:  We have  boldfaced the  statement "I  understand  that if I sign without otherwise marking this proxy, the shares  represented by this proxy will be  voted as  recommended  by the  Board  of  Directors."  This  change  will be reflected in the definitive 14A filing to be made on January 30, 2006.

Ms. Alison White
Securities and Exchange Commission
January 25, 2006

     4. TANDY  COMMENT.  In  responding  to your  comments  and pursuant to your request,  we acknowledge that:  (i) the fund is responsible for the adequacy and accuracy of the  disclosure  in the filings;  (ii) staff  comments or changes to disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;
and (iii) the  fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

     If you have any  questions  with  regard  to the  above  responses,  please contact the undersigned at cn9@americancentury.com or 816-340-3335.

                                    Sincerely,

                                    /s/ Otis H. Cowan
                                    -----------------------------------------
                                    Otis H. Cowan
                                    Assistant General Counsel